909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

July 10, 2013

VIA EDGAR
Mara L. Ransom
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Eco Building Products, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2013
File No. 000-53875

Dear Mara L. Ransom:

We are in receipt of your comment letter dated June 26, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that, in addition to this letter, we have sent you letters regarding your annual report on Form 10-K for the fiscal year ended June 30, 2012.  Please confirm to us in writing your understanding that you must resolve all outstanding staff comments before filing a definitive proxy statement for the matters described in your preliminary proxy statement filed June 14, 2013.

RESPONSE:  We understand that we must resolve all outstanding staff comments before filing a definitive proxy statement for the matters described in our preliminary proxy statement filed June 14, 2013.

Proposal 1: Approval of Amendment to Articles of Incorporation . . . . , page 11

2.
Please revise your proxy statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction.  If so, please provide the disclosure required by Note A to Schedule 14A.

RESPONSE:   In response to the staff’s comment, on page 11, we have affirmatively disclosed that the increase in authorized shares is in no way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction.

Proposal 2: To approve an amendment to the Company’s Articles of Incorporation to authorize a class of undesignated or “blank check” preferred stock . . . , page 12

3.
Please file as an exhibit to your preliminary proxy statement the full text of the proposed Blank Check Preferred Articles Amendment you describe as Exhibit A on page 12.  In addition, please revise the reference to Exhibit A on page 8, as this reference does not appear to refer to the proposed Blank Check Preferred Articles Amendment and instead appears to refer to a difference document.

RESPONSE:  In response to the staff’s comment, we have filed as an exhibit to our preliminary proxy statement the full text of the proposed Blank Check Preferred Articles Amendment as Exhibit A.  Additionally, we have removed the reference to Exhibit A on page 8, as this was erroneously included in the preliminary proxy statement.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

/s/ Steven Conboy

Steven Conboy
Chief Executive Officer

EXHIBIT A

ARTICLES OF AMENDMENT OF
ECO BUILDING PRODUCTS, INC.

ARTICLES OF AMENDMENT OF
ECO BUILDING PRODUCTS, INC.

Eco Building Products, Inc., a corporation organized and existing under the laws of the State of Colorado, does hereby certify:

FIRST: That the Board of Directors (the “Board”) of Eco Building Products, Inc. (the “Corporation”) resolutions were duly adopted setting forth a proposed amendment of the Articles of Incorporation of the Corporation authorizing [ ] shares of a new class of preferred stock, par value $0.001 per share (the “Preferred Authorization”), and, declaring said amendments, as reflected in a single amendment (hereinafter the “Amendment”), to be advisable and calling for separate approvals of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed Amendment is substantially as follows:

RESOLVED, that the Articles of Incorporation of the Corporation be amended by amending the Article IV thereof relating to the authorized shares of the Corporation, so that, as amended, said Article IV shall include the following:

ARTICLE IV

CAPITAL STOCK

Section 4. Blank-Check Preferred Stock. The total number of shares of undesignated preferred stock which the Corporation shall have the authority to issue is [ ] ([ ]) shares, with a par value of $0.001 per share. The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held on ______________, 2013 upon notice in accordance with section 7-107-105 of the Colorado Revised Statutes of the State of Colorado, pursuant to which a majority of each class of stockholders voted in favor of the Amendment.

THIRD: That said Amendment was duly adopted on ____________, 2013 in accordance with the provisions of Section 7-110-103 of the Colorado Revised Statutes of the State of Colorado.

FOURTH:    That the capital of said Corporation shall not be reduced under or by reason of said Amendment.

IN WITNESS WHEREOF, the undersigned has executed this Articles of Amendment of the Articles of Incorporation of Eco Building Products, Inc. as of ________________, 2013.

ECO BUILDING PRODUCTS, INC.

By:
Name:	Steven Conboy
Title:	CEO